Form 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

For October 3, 2014

Euro Tech Holdings Company Limited
(Translation of registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Cbuk Bang Road, Hong Kong
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-

Item 5. Other Events

On or about October 3, 2014, Euro Tech Holdings Company Limited (the "Registrant") caused to be sent to its shareholders of record as of September 26, 2014 copies of its Annual Report on Form 20-F for its fiscal year ended December 31,2013, as filed with the Securities and Exchange Commission (“SEC”) on or about April 29, 2014, Amendment to its Annual Report on Form 20-F/A for its fiscal year ended December 31, 2013, as filed with the SEC on or about July 17, 2014 and a Notice of its Annual Meeting of Shareholders to be held on October 30, 2014 (“Meeting”) in Hong Kong, a Proxy Statement and Proxy Card with regard to the Meeting.

Item 7. Financial Statements and Exhibits

Exhibit 99.1 —Notice of Annual Meeting of Shareholders, Proxy Statement and Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

Dated: October 6, 2014	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer
and Chairman of the Board